SEC RECEIVED PROCESSING SECTION FEB 27 2006 WASH. D.C. 199

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SEC [barcode] 06004580 MISSION

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3/16

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Keystone Equities Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1003 Egypt Road - PO Box 1155
(No. and Street)

Oaks,	Pennsylvania	19456-1155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Fretz, Jr. — 800-715-9905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carrow Doyle & Associates, LLP
(Name – *if individual, state last, first, middle name*)

400 Berwyn Park, 899 Cassatt Road, Suite 115,	Berwyn,	Pennsylvania	19312
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/7/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Fretz, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Keystone Equities Group, LP, as of 31 December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kevin M. Leigh, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Jan. 9, 2008
Member, Pennsylvania Association of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE KEYSTONE EQUITIES GROUP, LP

Financial Statements

December 31, 2005

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

February 15, 2006

INDEX

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (the "Partnership") as of December 31, 2005, and the related statements of income, changes in partners' capital and cash flows for the year ended December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP at December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Carrow, Doyle & Associates, LLP
Carrow Doyle & Associates LLP

February 15, 2006

THE KEYSTONE EQUITIES GROUP, LP
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 430,027	
Deposits with clearing organizations	150,000	
Accounts receivable	10,000	
Receivable from clearing organization	1,463	
Due from affiliate	400	
Property and equipment, net	181,603	
TOTAL ASSETS		$ 773,493

LIABILITIES

Accounts payable and accrued expenses	100,230	
Due to affiliate	74,652	
TOTAL LIABILITIES		174,882

PARTNERS' CAPITAL

Partners' capital		598,611
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$ 773,493

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP

Statement of Income

For the Year Ended December 31, 2005

Revenues:		
Commissions	$ 2,271,662	
Interest income	8,229	
Other income	33,718	
TOTAL REVENUE		2,313,609
Expenses:		
Salary and salary related expenses	382,363	
Commission and other fees	1,305,843	
Advertising	18,284	
Bad debt expense	20,000	
Depreciation and amortization	20,291	
Dues and subscriptions	14,928	
Entertainment	29,675	
Equipment rental	2,291	
Insurance	5,618	
Miscellaneous	2,951	
Office expenses	75,450	
Professional education	5,913	
Professional fees	113,132	
Registration and licensing fees	24,702	
Rent	114,031	
Telephone	35,111	
Travel	72,677	
TOTAL EXPENSES		2,243,260
NET INCOME		$ 70,349

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2005

	Keystone General Partners, Inc.	Keystone Group Holdings, LP	Total
Balance - January 1, 2005	$ 4,154	$ 454,108	$ 458,262
Capital contributions	-	70,000	70,000
Net income	703	69,646	70,349
Balance - December 31, 2005	$ 4,857	$ 593,754	$ 598,611

The accompanying notes are an integral part of these statements.

THE KEYSTONE EQUITIES GROUP, LP
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:		
Net income	$ 70,349	
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	20,291	
(Increase) decrease in operating assets:		
Accounts receivable	(10,000)	
Receivable from clearing organization	55,152	
Due from affiliate	(400)	
Other assets	3,783	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(27,999)	
Due to affiliate	74,652	
NET CASH PROVIDED BY OPERATING ACTIVITIES		185,828
Cash Flows from Investing Activities:		
Purchase of property and equipment		(10,566)
Cash Flows from Financing Activities:		
Capital contributions		70,000
NET INCREASE IN CASH		245,262
Cash at beginning of year		184,765
Cash at end of year		$ 430,027
Supplemental cash flow disclosures:		
Cash paid during the year for:		
Interest expense		$ -

The accompanying notes are an integral part of these statements.

NOTE 1 - Business Activity and Basis of Presentation

The Keystone Equities Group, LP, a Pennsylvania limited partnership (the "Partnership"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the National Association of Securities Dealers (the "NASD"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - At December 31, 2005, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Company uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses they incur while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership believes it is not exposed to significant risk for non-performance by its customers or counterparties.

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount. In addition to balances

NOTE 2 - Summary of Significant Accounting Policies (cont'd)

Concentrations of Credit Risk (cont'd)

maintained with the clearing broker, the Partnership maintains a checking account at a commercial bank. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. At times the Partnership may exceed these limits. The Partnership believes it is not exposed to any significant credit risks for its financial instruments.

Revenue Recognition - Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Other income consists of fees from strategic consulting services and is recognized as the services are performed.

Fair Value of Financial Instruments - The carrying amounts reported in the statement of financial condition for cash, receivables, accounts payable and accruals approximate fair value based on the short-term maturity of these instruments.

Fixed Assets - Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2005, the Partnership believes that there has been no impairment of its long-lived assets.

Income Taxes - The Partnership is not subject to income taxes as a separate entity. Taxes on income or loss of the Partnership are determined by the individual circumstances of each partner and are based on the individual income tax returns of the partners. Consequently, partnership income or loss is presented without a provision for income taxes. Partnership income and losses are allocated according to each partners' ownership interest except in situations where federal income tax law overrides.

NOTE 3 - Related Party Transactions

The Partnership has entered into a three year operating lease, expiring March 2007, to rent office space from 1003 Egypt Road Associates, LP. Affiliates of the Partnership's owners are also partners in 1003 Egypt Road Associates, LP. Rent expense for the year ended December 31, 2005 was $114,031.

NOTE 3 - Related Party Transactions (cont'd)

Remaining commitments under the operating lease are as follows:

Year ending December 31,	
2006	$ 107,028
2007	26,757
	$ 133,785

In October 2004, the Partnership entered into an agreement with Starwine Partners, LP to be retained as the exclusive advisor and placement agent for a contractually-specified maximum capital raise. The expiration date of the engagement was March 31, 2005. The General Partner for Starwine Partners, LP is also affiliated with Keystone General Partners, Inc. and Keystone Group Holdings, LP.

The Due from Affiliate balance of $400 on December 31, 2005 represents expenses paid by the Partnership on behalf of Keystone Asset Advisors, LP.

The Due to Affiliate balance of $74,652 on December 31, 2005 represents operating expenses paid on behalf of the Partnership by Keystone Group Holdings, LP.

NOTE 4 - Property and Equipment

Property and equipment at December 31, 2005 consist of the following:

Computers	$	39,591
Office equipment		20,949
Furniture and fixtures		7,000
Leasehold improvements		152,314
TOTAL PROPERTY AND EQUIPMENT		219,854
Less: Accumulated depreciation and amortization		(38,251)
NET PROPERTY AND EQUIPMENT	$	181,603

Depreciation and amortization expense incurred for the year ended December 31, 2005 was $20,291.

NOTE 5 - Commitments and Contingencies

In normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2005, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 6 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Partnership had net capital of $405,145, which was $305,145 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 0.43 to 1.

SUPPLEMENTAL INFORMATION REPORT

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

We have audited the accompanying financial statements of The Keystone Equities Group, LP for the year ended December 31, 2005, and have issued our report thereon dated February 15, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules required pursuant to Rule 15c3-3 are omitted because the Partnership is exempt under Rule 15c3-3(K)(2)(ii).

Carrow, Doyle & Associates, LLP

Carrow, Doyle & Associates, LLP

February 15, 2006

THE KEYSTONE EQUITIES GROUP, LP
Supplementary Information
December 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

NET CAPITAL

Total Partners' Capital		$ 598,611
Deduct Non-Allowable Assets:		
Property and equipment	181,603	
Receivable from clearing organization	1,463	
Accounts receivable	10,000	
Due from affiliate	400	
TOTAL NON-ALLOWABLE ASSETS		193,466
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS		405,145
Deduct Haircuts on Security Positions:		
Not applicable, no security positions		-
NET CAPITAL		405,145
MINIMUM CAPITAL REQUIRED PER 15c3-1(A)(1)		$ 100,000
AGGREGATE INDEBTEDNESS		$ 174,882
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.43 to 1

RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION

Net Capital, As Reported in Partnership's Part IIA (Unaudited) FOCUS Report	$ 404,495	
Net Audit Reclassifications	650	
NET CAPITAL, AS REPORTED PER FOCUS		$ 405,145
NET CAPITAL PER ABOVE		405,145
DIFFERENCE		$ -

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Partners
The Keystone Equities Group, LP
Oaks, Pennsylvania

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.